Exhibit 99.8

Consent of Independent Registered Chartered Accountants

We consent to the use of our report dated March 1, 2012 relating to the consolidated financial statements of IMRIS Inc. (“IMRIS Inc.”) and the effectiveness of IMRIS Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of IMRIS Inc. for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP.

Independent Registered Chartered Accountants

Winnipeg, Canada

March 1, 2012